
06012424

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

6 April 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached document was lodged with the Australian [ASX] and New Zealand Stock Exchange [NZX] on 1 March 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

M D Richardson
Chief Financial Officer

Enclosure:

View Announcement

Announcement

Headline: Ongoing Disclosure - J W Gilks

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name JOHN WILLIAM GILKS
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer DIRECTOR
5 Date of this disclosure notice 6 APRIL 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) JOHN WILLIAM GILKS AND COLIN JAMES MAIDEN
7. Class and type of security3 (as required by regulation 6B or regulation 8) ORDINARY SHARES
8. Nature of relevant interest4 in security (as required by regulation 6A (a) or regulation 7(a)) HELD AS TRUSTEE OF THE FISHER & PAYKEL EXECUTIVE SHARE PURCHASE SCHEME.

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) N.A.

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 31 AUGUST 2004
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 31 MARCH 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) ONE
13. Nature or type of transaction7 (as required by regulation 11(1)(a)) TRANSFER OF SHARES ON VESTING DATE OF 31.03.06
14. Consideration8 (as required by regulation 10) $3.48 (AS ISSUED BY FISHER & PAYKEL INDUSTRIES LIMITED PRE SEPARATION)
15. Number of securities held prior, set out by class and type (as required by regulation 8) 3,618,720
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 3,607,232

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 11,488

G. Signature

J W Gilks

Embargo Until: None

Attachments

Description	Type	Size (kb)	Action
Ongoing Disclosure - J W Gilks	PDF file	28	

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Last 5 Released Announcement(s)

- Ongoing Disclosure - J W Gilks
  Released - 6 Apr 2006 at 02:20:23 PM
- Presentation to Investors and Analysts
  Released - 1 Mar 2006 at 01:25:49 PM
- Initial Disclosure - M T Goadby
  Released - 1 Mar 2006 at 09:05:08 AM
- Initial Disclosure - C G Douglas
  Released - 1 Mar 2006 at 09:01:36 AM
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Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	JOHN WILLIAM GILKS
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	DIRECTOR
5	Date of this disclosure notice	6 APRIL 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	JOHN WILLIAM GILKS AND COLIN JAMES MAIDEN
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	ORDINARY SHARES
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	HELD AS TRUSTEE OF THE FISHER & PAYKEL EXECUTIVE SHARE PURCHASE SCHEME.

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	N.A.

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	31 AUGUST 2004
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	31 MARCH 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	ONE

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	TRANSFER OF SHARES ON VESTING DATE OF 31.03.06
14.	Consideration[8] (as required by regulation 10)	$3.48 (AS ISSUED BY FISHER & PAYKEL INDUSTRIES LIMITED PRE SEPARATION)
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	3,618,720
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	3,607,232

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	11,488

G. Signature



J W Gilks

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Fisher & Paykel Appliances Holdings Limited**
ABN	**098026263**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN WILLIAM GILKS
Date of last notice	31 AUGUST 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ORDINARY SHARES HELD AS TRUSTEE OF THE FISHER & PAYKEL EXECUTIVE SHARE PURCHASE SCHEME
Date of change	31 MARCH 2006
No. of securities held prior to change	3,618,720
Class	ORDINARY SHARES
Number acquired	
Number disposed	3,607,232
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.48 (AS ISSUED BY FISHER & PAYKEL INDUSTRIES LIMITED PRE SEPARATION)
No. of securities held after change	11,488
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	TRANSFER OF SHARES ON VESTING DATE OF 31.03.06

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.